# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Seadrill Ltd, CIK 0001737706
CUSIP: G7997W102
Title of class of securities: Common Shares, par value $0.01 per share
Address of issuer's principal executive offices: 4425 Westway Park Blvd., Suite 170, Houston, Texas (TX), 77041
Date of event which requires filing of this statement: 09/17/2026
Amends the filing with accession number 0000902664-23-002466
Filed by CIK 0001791786
Persons authorized to receive notices and communications: Legal Department, Elliott Investment Management L.P., 360 S. Rosemary Ave, 18th Floor, West Palm Beach, Florida (FL), 33401, 212-974-6000; Adriana Schwartz, Seward & Kissel LLP, One Battery Park Plaza, New York, New York (NY), 10004, 212-574-1200

## Reporting persons
- Elliott Investment Management L.P. (CIK 0001791786): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 3,643,112; shared voting power 0; sole dispositive power 3,643,112; shared dispositive power 0; aggregate amount beneficially owned 3,643,112 (5.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.01 per share
Name of issuer: Seadrill Ltd
Address of issuer's principal executive offices: 4425 Westway Park Blvd., Suite 170, Houston, Texas (TX), 77041
Comment: The following constitutes Amendment No. 8 ("Amendment No. 8") to the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on April 5, 2023 (as amended, the "Schedule 13D"). This Amendment No. 8 amends and restates Items 3, 5(a)-(c) and the fifth paragraph of Item 6 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 8 have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 4 of the Schedule 13D is incorporated herein by reference.

The aggregate cost of the Common Shares reported herein is approximately $80,653,737.

The Reporting Person may effect purchases of the Common Shares through margin accounts maintained for the Elliott Funds with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in the Common Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the Common Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Common Shares and percentage of Common Shares beneficially owned by the Reporting Person. The aggregate percentage of Common Shares reported beneficially owned by the Reporting Person is based upon 62,541,443 Common Shares outstanding as of August 6, 2026, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, filed by the Issuer with the SEC on August 10, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the Common Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The transactions in the Common Shares effected by the Reporting Person during the past sixty (60) days, which were all in the open market, are set forth on Schedule 1 attached hereto and incorporated by reference herein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Elliott Funds have entered into notional principal amount derivative agreements (the "Derivative Agreements") in the form of cash settled swaps with respect to an aggregate of 4,042,300 Common Shares of the Issuer (collectively representing economic exposure comparable to 6.5% of the Common Shares of the Issuer). The Derivative Agreements provide the Elliott Funds with economic results that are comparable to the economic results of ownership but do not provide them or the Reporting Person with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements (such shares, the "Subject Shares"). The Reporting Person disclaims beneficial ownership in the Subject Shares. EIM has combined economic exposure in the Issuer of approximately 12.3% of the Common Shares outstanding.

## Signatures
- Elliott Investment Management L.P.: /s/ Elliot Greenberg, Elliot Greenberg, Vice President (09/21/2026)